SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                        AMENDMENT NO. 17


          Southwest Oil & Gas Income Fund VII-A, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)


                         L. Paul Latham
                   Southwest Royalties, Inc.
                   6 Desta Drive, Suite 6500
                   Midland, Texas 79705-5510
                         (432) 682-6324
                (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         June 30, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?


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                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons         Southwest Royalties, Inc.

 (2) Check the Appropriate Box               (a)
     if a Member of a Group             (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                       Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                  6,292.3 Units

 (8) Share Voting Power                 None

 (9) Sole Dispositive Power             6,292.3 Units

(10) Shared Dispositive Power           None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          6,292.3 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                             Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)              41.9% of class of
                                        15,000 Units

(14)                                          Type  of  Reporting
                                            Person
                                            CO  (Managing General
                                            Partner of Issuer)


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Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                               Name   of  Issuer:
                                        Southwest   Oil   &   Gas
                                        Income Fund VII-A, L.P.

          Address of Issuer's           6 Desta Drive
          Principal Executive           Suite 6500
          Offices:                      Midland, Texas 79705-5510

Item 2(a).     Name of Person
          Filing:                       Southwest Royalties, Inc.

Item  2(b).     Address of Principal               6 Desta Drive,
Suite 6500
          Business Office:              Midland, Texas 79705-5510

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:         None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item 2(f).     Citizenship:                  Delaware, U.S.A.

Item 3.                                 Source      of     Funds:
                                        Working  capital  of  the
                                        Reporting Person.

Item 4.   Purpose of Transactions:

     The Reporting Person satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of
     Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

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Item 5.   Interest in Securities

     The Reporting Person, which is the Managing General Partner of the Issuer, holds a total of 6,292.3 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 41.9% of the total 15,000 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 38.6% to 41.9% occurred between October 1, 2005 and June 30, 2006 when the Reporting Person purchased an additional 496.7 Units as part of the Issuer's Right of Presentment program. The price per unit was $254.08.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable


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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date: July 10, 2006      By:  /s/ L. Paul Latham
                              ----------------------------------
                              L. Paul Latham, President and
                              Chief Executive Officer,
                              of Southwest Royalties, Inc.
                              the Managing General Partner

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